Exhibit 16.1

February 8, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549-7561

Re:	China Polypeptide Group, Inc. (f/k/a Hamptons Extreme, Inc.)
File No. 333-151148

Commissioners:

We have read Item 4.01 of Form 8-K dated February 8, 2010, of China Polypeptide Group, Inc. (f/k/a Hamptons Extreme, Inc.) and are in agreement with the statements contained therein insofar as they relate to our dismissal and our audits for the year ended December 31, 2008 and 2007 and our reviews of interim financial statements.  We are not in a position to agree or disagree with the statements contained therein in Item 4.01 regarding the engagement of another independent registered public accounting firm or the approval of such engagement by the Board of Directors of the registrant.

/s/Li & Company, PC
Li & Company, PC